=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                              (Amendment No. 2)

                          TWENTY-FIRST CENTURY FOX, INC.
               ------------------------------------------------
                               (Name of Issuer)

                             Class B Common Stock
                ------------------------------------------------
                        (Title of Class of Securities)

                                 90130A200
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700

                                September 28, 2015
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 2 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Volpe Velox, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         47,326,334**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        47,326,334**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    47,326,334**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 3 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Volpe Velox, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         47,326,334**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        47,326,334**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    47,326,334**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    OO (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 4 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         47,326,334**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        47,326,334**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    47,326,334**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 5 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 6 of 19
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 7 of 19
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 8 of 19
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 9 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 10 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   OO*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        0**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 11 of 19
-----------------------------------------------------------------------------

THE PURPOSE OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS AND TO AMEND ITEM 4(PURPOSE OF TRANSACTION),
ITEM 6 (CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER), AND ITEM 7 (MATERIAL TO BE FILED AS EXHIBITS). THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.     Security and Issuer

       This Schedule 13D relates to the Class B Common Stock, $0.01 par value per share, (the "Class B Stock") of Twenty-First Century Fox, Inc., a Delaware Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1211 Avenue of the Americas, New York, NY 10036.

Item 2.     Identity and Background

        This statement is filed jointly by (a) Volpe Velox, L.P. ("Volpe Velox L.P."), (b) Volpe Velox, LLC ("Volpe Velox LLC"), (c) Jeffrey W. Ubben
(d) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (e) VA Partners I, LLC ("VA Partners I"), (f) ValueAct Capital Management, L.P. ("ValueAct Management L.P."), (g) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (h) ValueAct Holdings, L.P. ("ValueAct Holdings") and (i) ValueAct Holdings GP, LLC ("ValueAct Holdings GP")(collectively, the "Reporting Persons").

        Volpe Velox, L.P. is a Delaware limited partnership. It has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

        Volpe Velox, LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to Volpe Velox L.P. It has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129. Jeffrey W. Ubben is the Managing Member of Volpe Velox, LLC.

        ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. It has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

        VA Partners I is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. It has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

        ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

        ValueAct Holdings is a Delaware limited partnership and is the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and is the majority owner of the membership interests of VA Partners I. ValueAct Holdings GP is a Delaware limited liability company, the principal business of which is to

--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 12 of 19
-----------------------------------------------------------------------------
serve as the General Partner to ValueAct Holdings. Each has a principal business address of One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129.

       (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.     Purpose of Transaction

       On September 29, 2015, Twenty-First Century Fox, Inc. (the "Issuer") announced that it entered into a Nomination Agreement dated September 28, 2015 (the "Nomination Agreement") with ValueAct Capital Master Fund L.P., VA Partners I, LLC, ValueAct Capital Management, L.P., ValueAct Capital Management, LLC, ValueAct Holdings, L.P., ValueAct Holdings GP, LLC, Volpe Velox, L.P., Volpe Velox, LLC and Jeffrey W. Ubben (collectively, the "ValueAct Group"). The ValueAct Group currently beneficially owns approximately 5.9% of the Issuer's outstanding Class B Common Stock.

       Pursuant to the Nomination Agreement, and subject to the conditions set forth therein, the Issuer agreed to nominate Mr. Ubben, the Founder, Chief Executive Officer and Chief Investment Officer of ValueAct Capital, for election to the Issuer's Board of Directors (the "Board") at the Issuer's annual meeting of stockholders to be held in 2015 (the "2015 Annual Meeting").

       Subject to certain exceptions, if at any time the ValueAct Group ceases to own at least 5% of the outstanding Class B Common Stock of the Issuer, the Issuer will no longer be required to nominate Mr. Ubben for election at the 2015 Annual Meeting and, if he previously joined the Board, Mr. Ubben will be required to resign from the Board. Under the Nomination Agreement, in the event that Mr. Ubben no longer serves as an Issuer director prior to the Issuer's 2016 annual meeting of stockholders (the "2016 Annual Meeting") due to his death or disability, the Issuer and the ValueAct Group shall work together to nominate a mutually acceptable replacement so long as the ValueAct Group continues to own at least 5% of the Issuer's outstanding Class B Common Stock.

       For the duration of the Standstill Period (as defined below), the ValueAct Group has agreed, among other things, that it will not: (i) in any way participate in any "solicitation" of proxies, or advise, encourage or influence any person with respect to the voting of any securities of the Issuer with respect to the election of individuals to the Board or approval of any stockholder proposals, make or be a proponent of any stockholder proposal or initiate, encourage or participate in any "withhold" or similar campaign; (ii) in any way participate in any group (within the meaning of Section 13(d) of the Exchange Act) with any persons who are not ValueAct affiliates with respect to the Issuer's securities; (iii) acquire any

--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 13 of 19
-----------------------------------------------------------------------------
beneficial or other ownership interest of (A) 7.0% or more of the Issuer's Class B Common Stock outstanding at such time or (B) 7.0% or more of the Issuer's Class A Common Stock outstanding at such time; (iv) knowingly sell the securities of the Issuer to any person or entity that would own more than 4.9% of the outstanding shares of the Issuer's Class B Common Stock or 4.9% of the outstanding shares of the Issuer's Class A Common Stock following such transaction; (v) effect or seek to effect any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving the Issuer, or frustrate or seek to frustrate any extraordinary transaction proposed or endorsed by the Issuer, or make any public statement with respect to an extraordinary transaction; (vi) engage in any short sale or similar derivative transaction related to the market price or value of the Issuer's securities; (vii) call or seek to call any meeting of stockholders, nominate any candidate to the Board, seek the removal of any member of the Board, seek to act by written consent, or make a request for any stockholder list or other Issuer books and records; (viii) support or make any proposal that constitutes advising, controlling, changing or influencing the Board or management of the Issuer, any material change in the capitalization, stock repurchase programs and practices, capital or asset allocation programs and practices or dividend policy of the Issuer, seeking to have the Issuer waive or amend its governance documents, or causing any class of securities of the Issuer to become eligible for deregistration; (ix) make any statement or announcement that constitutes an attack on or otherwise disparages the Issuer, any of the Issuer's affiliates or any of the Issuer's past, present or future officers or directors appointed during the term of the Nomination Agreement; (x) other than to enforce the Nomination Agreement or indemnification obligations of the Issuer to its directors, institute, solicit or assist or join as a party (or threaten any of the foregoing) any action, complaint, litigation, arbitration or similar proceeding against, or to which the Issuer, the Issuer's affiliates or any of their respective past, present or future directors, officers or employees appointed during the term of the Nomination Agreement is a party; (xi) make any public disclosure, announcement or statement regarding a plan or proposal with respect to the Issuer; (xii) enter into any discussions, negotiations, agreements, or understandings with any third party to take any action with respect to any of the foregoing; or (xii) request, directly or indirectly, any amendment or waiver of the foregoing.

       During the Standstill Period, the restrictions described above will not be deemed to prohibit (i) the ValueAct Group from communicating privately with the Issuer's directors or officers, so long as such communications are not intended to and would not be reasonably expected to require any public disclosure of such communications or (ii) Mr. Ubben from acting solely in his capacity as a director of the Issuer consistent with his fiduciary duties in such capacity. The ValueAct Group has further agreed to the restrictions described above as applied to any and all of the Issuer's subsidiaries and any and all entities in which the Issuer, directly or indirectly, beneficially owns at least 20% of such entity's outstanding capital stock.

       The "Standstill Period" means the period commencing on September 28, 2015 and terminating at 12:01 a.m. on the day following the earliest of (i) the date of the 2016 Annual Meeting, (ii) the date that is 90 days after the death or disability of Mr. Ubben (or a replacement director designated by the ValueAct Group), and (iii) the date that is 30 days following a material

--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 14 of 19
-----------------------------------------------------------------------------
breach of certain of the Issuer's obligations under the Nomination Agreement.

       The Nomination Agreement terminates on the earlier of: (i) the mutual written agreement of the ValueAct Group and the Issuer and (ii) the day following the final day of the Standstill Period.

       The foregoing summary of the Nomination Agreement is not complete and is subject to, and qualified in its entirety by, the text of the Nomination Agreement, a copy of which is filed as Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated September 29, 2015 and incorporated herein by reference.

       In connection with the execution of the Nomination Agreement, the Issuer entered into a Confidentiality Agreement with the members of the ValueAct Group which shall become effective as of September 28, 2015.

       The forgoing paragraph supplements the information set forth in Item 4 of Reporting Person's Schedule 13D dated September 29, 2015.

Item 5.    Interest in Securities of the Issuer

       (a) and (b). Set forth below is the beneficial ownership of shares of Class B Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by Volpe Velox, L.P. are also reported as beneficially owned by (i) Volpe Velox, LLC and (ii) Jeffrey W. Ubben.

       Volpe Velox, LLC replaced VA Partners I is the General Partner of Volpe Velox, L.P. VA Partners I is the General Partner of ValueAct Master Fund and to the extent that ValueAct Master Fund reports beneficial ownership of Class B Stock of the Issuer, then (i)ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (iv) ValueAct Holdings GP, as General Partner of ValueAct Holdings, may all be deemed to have beneficial ownership. Unless otherwise indicated below, by reason of such relationships Volpe Velox, L.P. is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, the shares of Class B Stock with Volpe Velox, LLC (only with respect to Volpe Velox, L.P.) and Jeffrey W. Ubben. To the extent that ValueAct Master Fund reports beneficial ownership of Class B Stock of the Issuer, ValueAct Master Fund has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, the shares of Class B Stock with VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP (only with respect to ValueAct Master
Fund).

        As of the date hereof, Volpe Velox, L.P. is the beneficial owner of 47,326,334 shares of Class B Stock, representing approximately 5.9% of the Issuer's outstanding Class B Stock (which shares may also be deemed to be beneficially owned by Volpe Velox, LLC and Jeffrey W. Ubben).

        ValueAct Master Fund, VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP may each be deemed the beneficial owner of an aggregate of 0 shares of Class B Stock,

--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 15 of 19
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representing approximately 0% of the Issuer's outstanding Class B Stock.

        All percentages set forth in this Schedule 13D are based upon the Issuer's reported 798,520,953 outstanding shares of Class B Stock as reported on the Issuer's Current Report on Form 10-K for the financial period ended June 30, 2015.

       (c) The Reporting Persons have not made any transactions in the Issuer's Class B Stock since the date of the previous filing.

       (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The information set forth in Item?4 above is hereby incorporated by reference into this Item?6. The information in this Item?6 is qualified in its entirety by reference to the Agreement, which is attached as Exhibit?99.1 to the Issuer's Current Report on Form 8-K dated September 29, 2015, and is incorporated by reference herein.

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Class B Stock which are required to be described hereunder.

Item 7.     Material to Be Filed as Exhibits

(1)	Joint Filing Agreement.

      (2) Nomination Agreement filed as Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated September 29, 2015 and incorporated herein by reference.

--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 16 of 19
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                                 SIGNATURE
          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              Volpe Velox, L.P., by
                              Volpe Velox, LLC, its General Partner

                              By:     /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  September 29, 2015         Jeffrey W. Ubben, Managing Member


                              Volpe Velox, LLC

                              By:     /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  September 29, 2015         Jeffrey W. Ubben, Managing Member



                              By:     /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  September 29, 2015         Jeffrey W. Ubben


                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 17 of 19
-----------------------------------------------------------------------------

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer


                               ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer


                               ValueAct Holdings, L.P., by
                               ValueAct Holdings GP, LLC, its
                               General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer


                               ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 18 of 19
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                                 Exhibit 1

                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Class B Stock of Twenty-First Century Fox, Inc., is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                              Volpe Velox, L.P., by
                              Volpe Velox, LLC, its General Partner

                              By:     /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  September 29, 2015         Jeffrey W. Ubben, Managing Member


                              Volpe Velox, LLC

                              By:     /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  September 29, 2015         Jeffrey W. Ubben, Managing Member


                              By:     /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  September 29, 2015         Jeffrey W. Ubben


                              ValueAct Capital Master Fund L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer

                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Management, L.P., by
                              ValueAct Capital Management, LLC its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer

--------------------------                          -------------------------
CUSIP NO. 90130A200                                             Page 19 of 19
-----------------------------------------------------------------------------
                              ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer

                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 29, 2015         Bradley E. Singer, Chief Operating Officer